WaMu Mortgage Pass-Through Certificates Series 2007-HY1 Marketing Materials

Hybrid ARMS

$ [1,715,870,100]
(Approximate, Subject to +/- 10% Variance)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

**Important Notice About Information Presented in this
Preliminary Term Sheet**

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus we will provide you. You may obtain a copy of the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS JANUARY 1, 2007. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Preliminary Term Sheet **Date Prepared: Jan. [3], 2007**

Publicly Offered Certificates

WaMu Mortgage Pass-Through Certificates, Series 2007-HY1
$[1,715,870,100]
(Approximate, Subject to +/- 10% Variance)
5/1, 7/1 and 10/1 Hybrid, Adjustable Rate Residential Mortgage Loans

Class (1)	Principal Amount (Approx.) (2)	WAL (Yrs) To Wtd Avg CPB/Mat (3)	Pmt Window (Mths) To Wtd Avg CPB/Mat (3)	Interest Rate Type	Tranche Type	Expected Ratings S&P and Fitch
1-A1	$ 602,771,000	2.60/3.35	1-60/1-360	Variable (4)	Senior	AAA/ AAA
1-A2	$ 26,426,000	2.60/3.35	1-60/1-360	Variable (4)	Senior/Mezzanine	AAA/AAA
2-A1	$ 257,573,000	1.82/1.82	1-56/1-56	Variable (5)	Senior	AAA/AAA
2-A2A	$ 82,423,000	6.35/8.01	56-84/56-360	Variable (5)	Senior	AAA/AAA
2-A2B	$ 3,435,000	6.35/8.01	56-84/56-360	Variable (5)	Senior/Mezzanine	AAA/AAA
2-A3	$ 341,890,000	2.95/3.36	1-84/1-360	Variable (5)	Senior	AAA/AAA
2-A4	$ 31,429,000	2.95/3.36	1-84/1-360	Variable (5)	Senior/Mezzanine	AAA/AAA
3-A1	$ 172,987,000	1.25/1.25	1-34/1-34	Variable (6)	Senior	AAA/AAA
3-A2	$ 56,404,000	3.68/3.68	34-56/34-56	Variable (6)	Senior	AAA/AAA
3-A3	$ 76,463,000	7.41/8.10	56-120/56-360	Variable (6)	Senior	AAA/AAA
3-A4	$ 10,601,000	3.23/3.40	1-120/1-360	Variable (6)	Senior/Mezzanine	AAA/AAA
R	$ 100			---	Senior/Residual	AAA/AAA
L-B-1	$ 25,289,000	4.80/6.12	1-84/1-360	Variable (7)	Subordinate	AA/NR
L-B-2	$ 12,644,000	4.80/6.12	1-84/1-360	Variable (7)	Subordinate	A/ NR
L-B-3	$ 7,024,000	4.80/6.12	1-84/1-360	Variable (7)	Subordinate	BBB/NR
3-B-1	$ 5,075,000	5.77/6.16	1-120/1-360	Variable (8)	Subordinate	AA/NR
3-B-2	$ 2,291,000	5.77/6.16	1-120/1-360	Variable (8)	Subordinate	A/ NR
3-B-3	$ 1,145,000	5.77/6.16	1-120/1-360	Variable (8)	Subordinate	BBB/NR
L-B-4	$ 6,322,000	Privately Offered Certificates		Variable (7)	Subordinate	BB/NR
L-B-5	$ 4,214,000			Variable (7)	Subordinate	B/NR
L-B-6	$ 3,515,843			Variable (7)	Subordinate	NR/NR
3-B-4	$ 1,145,000			Variable (8)	Subordinate	BB/NR
3-B-5	$ 818,000			Variable (8)	Subordinate	B/NR
3-B-6	$ 494,969			Variable (8)	Subordinate	NR/NR
Total:	**$ 1,732,379,912**					

(1) Distributions on the Class 1-A1 and Class 1-A2 Certificates will be derived primarily from a pool of 5/1 adjustable rate Mortgage Loans (the "**Group 1 Mortgage Loans**"). Distributions on the Class 2-A1, Class 2-A2A, Class 2-A2B, Class 2-A3 and Class 2-A4 Certificates will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans (the "**Group 2 Mortgage Loans**"). Distributions on the Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates will be derived primarily from a pool of 10/1 adjustable-rate Mortgage Loans (the "**Group 3 Mortgage Loans**"). Distributions on the Group 3-B Subordinate Certificates (as defined herein) will be derived from the Group 3 Mortgage Loans. Distributions on the Group L-B Subordinate Certificates (as defined herein) will be derived from the Group 1 and Group 2 Mortgage Loans. Distributions on the Class R Certificates will be derived from the Group 1, Group 2 and Group 3 Mortgage Loans.

(2) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(3) WAL and Payment Window for the Class A and the Subordinate Offered Certificates (each as defined herein) are shown to a pricing prepayment speed to the reset date (CPB) (as described herein) and to Maturity.

(4) For each Distribution Date (as defined herein), the Class 1-A1 and Class 1-A2 Certificates will have an interest rate equal to the Loan Group 1 Weighted Average Pass-Through Rate (as defined herein).

(5) For each Distribution Date, the Class 2-A1, Class 2-A2A, Class 2-A2B, Class 2-A3 and Class 2-A4 Certificates will have an interest rate equal to the Loan Group 2 Weighted Average Pass-Through Rate (as defined herein).

(6) For each Distribution Date, the Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates will have an interest rate equal to the Loan Group 3 Weighted Average Pass-Through Rate (as defined herein).

(7) For each Distribution Date, the Group L-B Subordinate Certificates will have an interest rate equal to the Group L-B Weighted Average Pass-Through Rate (as defined herein).

(8) For each Distribution Date, the Group 3-B Subordinate Certificates will have an interest rate equal to the Loan Group 3 Weighted Average Pass-Through Rate.

Transaction Summary:

Issuing Entity:	WaMu Mortgage Pass-Through Certificates Series 2007-HY1 Trust (the "Trust')
Depositor:	WaMu Asset Acceptance Corp. (**"WAAC"**).
Sponsor and Servicer:	Washington Mutual Bank (**"WMB"**).
Lead Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank
Rating Agencies:	It is anticipated that the Senior Certificates will be rated by Standard & Poor's and Fitch. The Subordinate Certificates other than the Class 3-B-6 and Class L-B-6 Certificates will be rated by only one rating agency. The Class 3-B-6 and Class L-B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Cut-off Date:	January 1, 2007.
Expected Pricing Date:	On or about January [5], 2007.
Closing Date:	On or about January [24], 2007.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in February 2007.
Servicing Fee:	[0.50]% per annum of the principal balance of each of the Group 1 Mortgage Loans. [0.375]% per annum of the principal balance of each of the Group 2 Mortgage Loans. [0.25]% per annum of the principal balance of each of the Group 3 Mortgage Loans.
Certificates:	The "**Senior Certificates**" will consist of (i) the Class 1-A1, Class 1-A2 (the "**Group 1-A Certificates**"), Class 2-A1, Class 2-A2A, Class 2-A2B, Class 2-A3, Class 2-A4 (the "**Group 2-A Certificates**"), Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates (the "**Group 3-A Certificates**" and together with the Group 1-A and Group 2-A Certificates, the "**Class A Certificates**"), and (ii) the Class R Certificates. The "**Group L-B Senior Subordinate Certificates**" will consist of the Class L-B-1, Class L-B-2 and Class L-B-3 Certificates. The "**Group L-B Junior Subordinate Certificates**" will consist of the Class L-B-4, Class L-B-5 and Class L-B-6 Certificates. The Group L-B Senior Subordinate Certificates and Group L-B Junior Subordinate Certificates are collectively known as the "**Group L-B Certificates**". The "**Group 3-B Senior Subordinate Certificates**" will consist of the Class 3-B-1, Class 3-B-2, Class 3-B-3 Certificates. The "**Group 3-B Junior Subordinate Certificates**" will consist of the Class 3-B-4, Class 3-B-5 and Class 3-B-6, Certificates. The Group 3-B Senior Subordinate Certificates and Group 3-B Junior Subordinate Certificates are collectively known as the "**Group 3-B Certificates**". The Group L-B Certificates and the Group 3-B Certificates are collectively known as the "**Subordinate Certificates**". The "**Subordinate Offered Certificates**" will consist of the Group L-B Senior Certificates and Group 3-B Senior Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The Senior and Subordinate Offered Certificates (collectively, the "**Offered Certificates**") are being offered hereby.

Accrued Interest:	The Offered Certificates settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([23] days).
Interest Accrual Period:	The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificates will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Offered Certificates (other than the Class R Certificates) are expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts.
SMMEA Treatment:	The Class A, Class L-B-1 and 3-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). The Class L-B-2, Class L-B-3, Class L-B-4, Class L-B-5, Class L-B-6, Class 3-B-2, Class 3-B-3, Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	When the aggregate principal balance of the Mortgage Loans in loan group 1 and loan group 2 has been reduced to less than 10% of that balance as of January 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 1 and loan group 2 and separately when the aggregate principal balance of the Mortgage Loans in loan group 3 has been reduced to less than 10% of that balance as of January 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 3 (each, an "**Optional Call Date**").
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 25% CPB.
Compensating Interest:	Compensating interest paid by the servicer with respect to each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group, any reinvestment income realized by the servicer relating to payoffs on the Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group.
Mortgage Loans :	As of January 1, 2007, the aggregate principal balance of the Mortgage Loans described herein is approximately $[1,732,379,913] (the "**Mortgage Loans**"). The Mortgage Loans are non-convertible, adjustable rate One Year CMT and LIBOR indexed Mortgage Loans with initial rate adjustments occurring approximately 60 months, 84 months or 120 months after the date of origination of each mortgage loan ("5/1 ARM", "7/1 ARM" and "10/1 ARM," respectively). None of the Mortgage Loans

will be "Buydown Loans," which are Mortgage Loans for which scheduled payments of principal and/or interest have been subsidized for a period of time through a fund provided by the originator or another person at the time of origination. The Mortgage Loans are secured by first liens on one- to four-family residential properties, or shares of cooperative units.

<u>5/1 ARM or Group 1 Mortgage Loans</u>

As of January 1, 2007, the aggregate principal balance of the Group 1 Mortgage Loans described herein is approximately $[656,782,638]. Each Group 1 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [98.26]% of the Group 1 Mortgage Loans are scheduled to pay only interest for the first 5 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [25] year term. See the attached collateral descriptions for more information.

<u>7/1 ARM or Group 2 Mortgage Loans</u>

As of January 1, 2007, the aggregate principal balance of the Group 2 Mortgage Loans described herein is approximately $[748,173,305]. Each Group 2 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [96.92]% of the Group 2 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

<u>10/1 ARM or Group 3 Mortgage Loans</u>

As of January 1, 2007, the aggregate principal balance of the Group 3 Mortgage Loans described herein is approximately $[327,423,969]. Each Group 3 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [96.32]% of the Group 3 Mortgage Loans are scheduled to pay only interest for the first 10 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [20] year term. See the attached collateral descriptions for more information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[1,732,379,913], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Loan Group 1
Weighted Average
Pass-Through
Rate: For any Distribution Date, the weighted average of the mortgage interest rates on the Group 1 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.

Loan Group 2
Weighted Average
Pass-Through

Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 2 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Loan Group 3 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 3 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Group L-B Weighted Average Pass-Through Rate:	For any Distribution Date, the quotient expressed as a percentage, of:

(a)   the sum of:
   (i)   the product of (x) the Loan Group 1 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for loan group 1 immediately before that Distribution Date; and
   (ii)   the product of (x) the Loan Group 2 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance for loan group 2 immediately before that Distribution Date;
         divided by:
(b)   the sum of the Subordinate Component Balances for loan group 1 and loan group 2 immediately before that Distribution Date.

Subordinate Component Balance:	The "**Subordinate Component Balance**" for either loan group 1 or 2 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Mortgage Loans in that loan group minus the then outstanding aggregate Class Principal Balance of the related Class A Certificates (and, in the case of loan group 1, the Class R Certificates).
Stated Principal Balance:	The "**Stated Principal Balance**" of any Mortgage Loan as of any date of determination is equal to its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced to the extent that any realized loss on that Mortgage Loan has been allocated to one or more classes of certificates on or before that date of determination.
Class Principal Balance:	The "**Class Principal Balance**" for any Distribution Date and for any class of certificates will equal the aggregate amount of principal to which it is entitled on the Closing Date, reduced by all distributions of principal to that class and all allocations of losses required to be borne by that class before that Distribution Date.
Credit Enhancement:	Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.
	Credit enhancement for the Class 1-A1, Class 1-A2, Class 2-A1, Class 2-A2A, Class 2-A2B, Class 2-A3 and Class 2-A4 Certificates will consist of the subordination of the Group L-B Subordinate Certificates, initially [4.20]% total subordination.

Credit enhancement for the Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates will consist of the subordination of the Group 3-B Subordinate Certificates, initially [3.35]% total subordination.

Shifting Interest:

Group L-B Subordinate Certificates

Until the first Distribution Date occurring after January 2014, the Group L-B Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Class 1-A1, Class 1-A2, Class 2-A1, Class 2-A2A, Class 2-A2B, Class 2-A3 and Class 2-A4 Certificates are paid down to zero or the credit enhancement provided by the Group L-B Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus), the Group L-B Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Group L-B Subordinate Certificates are as follows:

Periods:			Unscheduled Principal Payments (%)
February 2007	–	January 2014	0% Pro Rata Share
February 2014	–	January 2015	30% Pro Rata Share
February 2015	–	January 2016	40% Pro Rata Share
February 2016	–	January 2017	60% Pro Rata Share
February 2017	–	January 2018	80% Pro Rata Share
February 2018 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group L-B Subordinate Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus), (i) prior to the Distribution Date in February 2010, and the cumulative realized losses on the Group 1 and Group 2 Mortgage Loans allocated to the Group L-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group L-B Subordinate Certificates as of the Closing Date, do not exceed 20%, the Group L-B Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments or (ii) on or after the Distribution Date in February 2010, and the cumulative realized losses on the Group 1 and Group 2 Mortgage Loans allocated to the Group L-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group L-B Subordinate Certificates as of the Closing Date, do not exceed 30%, the Group L-B Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments.

Notwithstanding the foregoing, for any Distribution Date, in the event that any of the **"Group 1 Senior Percentage"** (the aggregate principal balance of the Group 1-A and Class R Certificates, divided by the aggregate principal balance of the Group 1 Mortgage Loans, in each case immediately before the Distribution Date) or the **"Group 2 Senior Percentage"** (the aggregate principal balance of the Group 2-A Certificates, divided by the aggregate principal balance of the Group 2 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the initial Group 1 or Group 2 Senior Percentage, respectively, as of the Closing Date, then the
Group 1-A and Group 2-A Certificates will receive all unscheduled prepayments on the Group 1 and Group 2 Mortgage Loans.

Group 3-B Subordinate Certificates

Until the first Distribution Date occurring after January 2014, the Group 3-B Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Class 3-A1, Class 3-A2, Class 3-A3 and Class 3-A4 Certificates are paid down to zero or the credit enhancement provided by the Group 3-B Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus), the Group 3-B Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Group 3-B Subordinate Certificates are as follows:

Periods:			**Unscheduled Principal Payments (%)**
February 2007	–	January 2014	0% Pro Rata Share
February 2014	–	January 2015	30% Pro Rata Share
February 2015	–	January 2016	40% Pro Rata Share
February 2016	–	January 2017	60% Pro Rata Share
February 2017	–	January 2018	80% Pro Rata Share
February 2018 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group 3-B Subordinate Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus), (i) prior to the Distribution Date in February 2010, and the cumulative realized losses on the Group 3 Mortgage Loans allocated to the Group 3-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group 3-B Subordinate Certificates as of the Closing Date, do not exceed 20%, the Group 3-B Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments or (ii) on or after the Distribution Date in February 2010, and the cumulative realized losses on the Group 3 Mortgage Loans allocated to the Group 3-B Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Group 3-B Subordinate Certificates as of the Closing Date, do not exceed 30%, the Group 3-B Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments.

Notwithstanding the foregoing, for any Distribution Date, in the event that the **"Group 3 Senior Percentage"** (the aggregate principal balance of the Group 3-A Certificates, divided by the aggregate principal balance of the Group 3 Mortgage Loans, in each case immediately before the Distribution Date) exceeds the Group 3 Senior Percentage as of the Closing Date, then the Group 3-A Certificates will receive all unscheduled prepayments on the Group 3 Mortgage Loans.

Structure Rules:

Allocation of
Realized Losses:

Any loss realized on a Group 1 or Group 2 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a) first, to the Group L-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b) second, to the Class L-B-3 Certificates, until the Class L-B-3 Principal Balance has been reduced to zero;

(c) third, to the Class L-B-2 Certificates, until the Class L-B-2 Principal Balance has been reduced to zero;

(d) fourth, to the Class L-B-1 Certificates, until the Class L-B-1 Principal Balance has been reduced to zero; and

(e) fifth, (i) in the case of any loss with respect to a Group 1 Mortgage Loan , first to the Class 1-A2 Certificates until the Class 1-A2 Principal Balance has been reduced to zero and second, to the Class 1-A1 Certificates until the Class 1-A1 Principal Balance has been reduced to zero; and (ii) in the case of any loss with respect to a Group 2 Mortgage Loan, first to the Class 2-A4 Certificates until the Class 2-A4 Principal Balance has been reduced to zero and second, to the Class 2-A1, Class 2-A2A, Class 2-A2B and Class 2-A3 Certificates, pro rata, until their Class Principal Balances have each been reduced to zero; provided however, that losses otherwise allocable to the Class 2-A2A Certificates will first be applied to the Class 2-A2B Certificates until the Class 2-A2B Principal Balance has been reduced to zero

and

(ii) for losses allocable to interest:

(a) first, to the Group L-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b) second, to the Class L-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class L-B-3 Principal Balance;

(c) third, to the Class L-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class L-B-2 Principal Balance;

(d) fourth, to the Class L-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class L-B-1 Principal Balance; and

(e) fifth, (i) in the case of any loss with respect to a Group 1 Mortgage Loan, first to the Class 1-A2 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 1-A2 Principal Balance and second, to the Class 1-A1 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 1-A1 Principal Balance; and (ii) in the case of any loss with respect to a Group 2 Mortgage Loan, first, to the Class 2-A4 Certificates, in reduction of accrued but unpaid interest thereon and then in reduction of the Class 2-A4 Principal Balance and second, to the Class 2-A1, Class 2-A2A, Class 2-A2B and Class 2-A3 Certificates, pro rata, in reduction of accrued but unpaid interest thereon and then to Class 2-A1, Class 2-A2A, Class 2-A2B and Class 2-A3 Certificates, pro rata, in reduction of their Class Principal Balances; provided however, that losses otherwise allocable to the Class 2-A2A Certificates will first be allocated to the Class 2-A2B Certificates, in reduction of accrued but unpaid interest thereon and then in reduction of the Class 2-A2B Principal Balance, until the Class 2-A2B Principal Balance has been reduced to zero.

Because the Group L-B Certificates represent interests in the Group 1 and Group 2 Mortgage Loans, the Class Principal Balances of those Subordinate Certificates could be reduced to zero as a result of realized losses on the Mortgage Loans in these loan groups. Therefore, the allocation of realized losses on the Group 1 and Group 2 Mortgage Loans to the Group L-B Certificates will reduce the subordination provided by those Subordinate Certificates to all of the related Senior Certificates, including the Senior Certificates related to either of these loan groups that did not suffer any losses. This will increase the likelihood that future realized losses may be allocated to the Senior Certificates related to a loan group that did not suffer those previous losses.

Any loss realized on a Group 3 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Group 3-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)   second, to the Class 3-B-3 Certificates, until the Class 3-B-3 Principal Balance has been reduced to zero;

(c)   third, to the Class 3-B-2 Certificates, until the Class 3-B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class 3-B-1 Certificates, until the Class 3-B-1 Principal Balance has been reduced to zero;

(e)   fifth, to the Class 3-A4 Certificates until the Class 3-A4 Principal Balance has been reduced to zero; and

(f)   sixth, to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, pro rata, until their Class Principal Balances have each been reduced to zero;

and

(ii)   for losses allocable to interest:

(a)   first, to the Group 3-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class 3-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-3 Principal Balance;

(c)   third, to the Class 3-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-2 Principal Balance;

(d)   fourth, to the Class 3-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-1 Principal Balance; and

(e)   fifth, to the Class 3-A4 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-A4 Principal Balance; and

(f)   sixth, to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, pro rata, in reduction of accrued but unpaid interest thereon and then to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, pro rata, in reduction of their Class Principal Balances.

Cross-Collateralization: In some limited circumstances, principal and interest collected from either of loan group 1 or 2 may be used to pay principal or interest, or both, to the Class A Certificates related to the other loan group, before making payments to the Group L-B Certificates, as more fully described in the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus.

Certificates Priority of
Distributions: (A)   Available funds from the Group 1 and Group 2 Mortgage Loans will be distributed in the following order of priority:

1)   to the Group 1-A, Group 2-A and Class R Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate, on the related Class Principal Balance, as applicable;

2) from the Group 1 Mortgage Loans, as principal, sequentially, as follows:

(a)　　first, to the Class R Certificates, until the Class R Principal Balance is reduced to zero; and

(b)　　second, to the Group 1-A Certificates, pro rata according to the Class Principal Balance until their Class Principal Balances have each been reduced to zero;

3) from the Group 2 Mortgage Loans, as principal, to the Group 2-A Certificates, pro rata according to the Class Principal Balance (or with respect to clause (i), aggregate Class Principal Balance) of the certificates described in each of clause (i), (ii) and (iii), as follows:

(i)　　to the Class 2-A1 and Class 2-A2A, Class 2-A2B Certificates, sequentially, as follows:

(A)　　first, to the Class 2-A1 Certificates, until the Class 2-A1 Principal Balance has been reduced to zero; and

(B)　　second, to the Class 2-A2A and Class 2-A2B Certificates, pro rata until their Class Principal Balances have each been reduced to zero;

(ii)　　to the Class 2-A3 Certificates, until the Class 2-A3 Principal Balance has been reduced to zero; and

(iii)　　to the Class 2-A4 Certificates, until the Class 2-A4 Principal Balance has been reduced to zero;

4) to the Class L-B-1 Certificates, accrued and unpaid interest at the Class L-B-1 certificate interest rate;

5) to the Class L-B-1 Certificates, principal allocable to such Class;

6) to the Class L-B-2 Certificates, accrued and unpaid interest at the Class L-B-2 certificate interest rate;

7) to the Class L-B-2 Certificates, principal allocable to such Class;

8) to the Class L-B-3 Certificates, accrued and unpaid interest at the Class L-B-3 certificate interest rate;

9) to the Class L-B-3 Certificates, principal allocable to such Class;

10) to the Class L-B-4, Class L-B-5 and Class L-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group L-B Senior Subordinate Certificates; and

11) to the Class R Certificate, any remaining amount.

(B)　　Available funds from the Group 3 Mortgage Loans will be distributed in the following order of priority:

1)　　to the Group 3-A Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate;

2)　　as principal, to the Group 3-A Certificates, pro rata according to the Class Principal Balance (or with respect to clause (i), aggregate Class Principal Balance) of the certificates described in each of clause (i) and (ii), as follows:

(i) to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, sequentially, as follows:

(A)   first, to the Class 3-A1 Certificates, until the Class 3-A1 Principal Balance has been reduced to zero;

(B)   second, to the Class 3-A2 Certificates, until the Class 3-A2 Principal Balance has been reduced to zero; and

(C)   third, to the Class 3-A3 Certificates, until the Class 3-A3 Principal Balance has been reduced to zero; and

(ii) to the Class 3-A4 Certificates, until the Class 3-A4 Principal Balance has been reduced to zero;

3)   to the Class 3-B-1 Certificates, accrued and unpaid interest at the Class 3-B-1 certificate interest rate;

4)   to the Class 3-B-1 Certificates, principal allocable to such Class;

5)   to the Class 3-B-2 Certificates, accrued and unpaid interest at the Class 3-B-2 certificate interest rate;

6)   to the Class 3-B-2 Certificates, principal allocable to such Class;

7)   to the Class 3-B-3 Certificates, accrued and unpaid interest at the Class 3-B-3 certificate interest rate;

8)   to the Class 3-B-3 Certificates, principal allocable to such Class;

9)   to the Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group 3-B Senior Subordinate Certificates; and

10)   to the Class R Certificate, any remaining amount.

Notwithstanding the foregoing, (I) for each distribution date on or after the first distribution date on which the aggregate Class Principal Balance of the Group L-B Certificates has been or will be reduced to zero, distributions of principal under paragraph (A)(3) above will be made to the Group 2-A Certificates pro rata according to Class Principal Balance, and (II) for each distribution date on or after the first distribution date on which the aggregate Class Principal Balance of the Group 3-B Certificates has been or will be reduced to zero, distributions of principal under paragraph (B)(2) above will be made to the Group 3-A Certificates pro according to Class Principal Balance.

Additional
Risk Factor: In addition to the risk factors described in the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series HY free writing prospectus, investors should consider the following risk factor:

In the receivership of an unrelated national bank, the FDIC successfully argued that certain of its rights and powers extended to a statutory trust formed by that national bank in connection with a securitization of credit card receivables. If WMB were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to the Depositor or the Trust. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the Trustee or the holders of the Certificates under any transaction document, delays or reductions in distributions on the Certificates could result.

There could also be delays or reductions in distributions on the Certificates if the FDIC successfully asserts that a statutory injunction automatically prevents the Trust, the Trustee, and the holders of the Certificates from exercising their rights, remedies, and interests for up to 90 days.

IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY1 5/1's & 7/1's
Mortgage Loans
Preliminary Collateral Information As of 01/01/07

TOTAL CURRENT BALANCE	$1,404,955,944					
TOTAL ORIGINAL BALANCE	$1,405,111,073					
NUMBER OF LOANS	1,794					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$783,142		$186,243		$3,000,000	
AVG ORIGINAL BALANCE	$783,228		$186,243		$3,000,000	
WAVG GROSS COUPON	6.25	%	3.88	%	7.98	%
WAVG GROSS MARGIN	2.24	%	1.85	%	3.70	%
WAVG MAX INT RATE	11.25	%	8.88	%	12.98	%
WAVG CURRENT LTV	67.53	%	14.29	%	90.00	%
WAVG FICO SCORE	733		604		817	
WAVG MONTHS TO ROLL	72	Month(s)	53	Month(s)	84	Month(s)
WAVG ORIGINAL TERM	360	Month(s)	360	Month(s)	360	Month(s)
WAVG REMAINING TERM	359	Month(s)	344	Month(s)	360	Month(s)
WAVG SEASONING	1	Month(s)	0	Month(s)	16	Month(s)
NZ WAVG PREPAY TERM	36	Month(s)	30	Month(s)	36	Month(s)
TOP STATE CONC	CA(70.71%),IL(4.10%),NY(3.89%)					
MAXIMUM CA ZIPCODE	1.49%					
FIRST PAY DATE			October 1,2005		February 1,2007	
RATE CHANGE DATE			June 1,2011		January 1,2014	
MATURITY DATE			September 1,2035		January 1,2037	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5/1 I/O CMT	1	$186,243.00	0.01%
5/1 I/O LIBOR	812	645,163,514.88	45.92
5/1 LIBOR	16	11,432,880.79	0.81
7/1 I/O LIBOR	936	725,163,136.96	51.61
7/1 LIBOR	29	23,010,167.95	1.64
Total	1,794	$1,404,955,943.58	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Year CMT	1	$186,243.00	0.01%
1 Yr LIBOR	1,793	1,404,769,700.58	99.99
Total	1,794	$1,404,955,943.58	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
100,001—200,000	1	$186,243.00	0.01%
300,001—400,000	1	400,000.00	0.03
400,001—500,000	399	186,311,753.45	13.26
500,001—600,000	433	238,121,954.47	16.95
600,001—700,000	278	181,159,110.27	12.89
700,001—800,000	152	114,455,838.85	8.15
800,001—900,000	110	94,097,681.96	6.70
900,001—1,000,000	152	148,261,122.32	10.55
1,000,001—1,100,000	27	28,838,250.00	2.05
1,100,001—1,200,000	30	34,361,705.99	2.45
1,200,001—1,300,000	30	37,707,918.68	2.68
1,300,001—1,400,000	19	25,973,750.00	1.85
1,400,001—1,500,000	44	65,004,198.99	4.63
1,500,001—1,600,000	11	17,157,750.00	1.22
1,600,001—1,700,000	10	16,639,999.30	1.18
1,700,001—1,800,000	11	19,304,629.00	1.37
1,800,001—1,900,000	9	16,711,749.99	1.19
1,900,001—2,000,000	21	41,481,266.67	2.95
2,000,001—2,100,000	9	18,521,580.76	1.32
2,100,001—2,200,000	5	10,726,000.00	0.76
2,200,001—2,300,000	5	11,214,500.00	0.80
2,300,001—2,400,000	6	14,248,249.34	1.01
2,400,001—2,500,000	13	32,137,688.00	2.29
2,500,001 >=	18	51,933,002.54	3.70
Total	1,794	$1,404,955,943.58	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.751—4.000	1	$767,600.00	0.05%
4.001—4.250	1	589,300.00	0.04
4.251—4.500	1	641,040.00	0.05
4.501—4.750	1	632,000.00	0.04
4.751—5.000	5	4,265,200.00	0.30
5.001—5.250	5	4,135,255.00	0.29
5.251—5.500	16	14,859,522.00	1.06
5.501—5.750	92	79,566,787.46	5.66
5.751—6.000	293	251,100,185.64	17.87
6.001—6.250	517	434,315,939.60	30.91
6.251—6.500	490	360,196,525.32	25.64
6.501—6.750	224	156,700,888.97	11.15
6.751—7.000	102	68,207,264.27	4.85
7.001—7.250	22	14,432,900.00	1.03
7.251—7.500	17	10,931,909.32	0.78
7.501—7.750	4	2,258,626.00	0.16
7.751—8.000	3	1,355,000.00	0.10
Total	1,794	$1,404,955,943.58	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	288	$274,376,738.85	19.53%
2.001—2.250	953	755,460,146.81	53.77
2.251—2.500	319	221,164,700.49	15.74
2.501—2.750	166	113,391,331.43	8.07
2.751—3.000	42	25,389,400.00	1.81
3.001—3.250	21	11,986,126.00	0.85
3.251—3.500	3	2,252,500.00	0.16
3.501—3.750	2	935,000.00	0.07
Total	1,794	$1,404,955,943.58	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.751—9.000	1	$767,600.00	0.05%
9.001—9.250	1	589,300.00	0.04
9.251—9.500	1	641,040.00	0.05
9.501—9.750	1	632,000.00	0.04
9.751—10.000	5	4,265,200.00	0.30
10.001—10.250	5	4,135,255.00	0.29
10.251—10.500	17	15,045,765.00	1.07
10.501—10.750	92	79,566,787.46	5.66
10.751—11.000	293	251,100,185.64	17.87
11.001—11.250	517	434,315,939.60	30.91
11.251—11.500	489	360,010,282.32	25.62
11.501—11.750	224	156,700,888.97	11.15
11.751—12.000	102	68,207,264.27	4.85
12.001—12.250	22	14,432,900.00	1.03
12.251—12.500	17	10,931,909.32	0.78
12.501—12.750	4	2,258,626.00	0.16
12.751—13.000	3	1,355,000.00	0.10
Total	1,794	$1,404,955,943.58	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	1,794	$1,404,955,943.58	100.00%
Total	1,794	$1,404,955,943.58	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	1	$612,105.97	0.04%
351—360	1,793	1,404,343,837.61	99.96
Total	1,794	$1,404,955,943.58	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	707	$552,891,011.00	39.35%
1—6	1,085	851,266,583.61	60.59
7—12	1	186,243.00	0.01
13 >=	1	612,105.97	0.04
Total	1,794	$1,404,955,943.58	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$2,450,000.00	0.17%
21—25	2	918,000.00	0.07
26—30	8	10,795,000.00	0.77
31—35	22	20,494,000.00	1.46
36—40	21	17,372,125.00	1.24
41—45	50	44,539,569.43	3.17
46—50	69	55,081,014.66	3.92
51—55	97	92,440,798.48	6.58
56—60	136	135,650,563.53	9.66
61—65	155	136,194,992.10	9.69
66—70	294	231,812,874.93	16.50
71—75	263	203,795,936.58	14.51
76—80	655	443,302,009.87	31.55
81—85	3	1,438,700.00	0.10
86—90	15	8,670,359.00	0.62
Total	1,794	$1,404,955,943.58	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$2,450,000.00	0.17%
21—25	2	918,000.00	0.07
26—30	8	10,795,000.00	0.77
31—35	22	20,494,000.00	1.46
36—40	21	17,372,125.00	1.24
41—45	50	44,539,569.43	3.17
46—50	69	55,081,014.66	3.92
51—55	97	92,440,798.48	6.58
56—60	136	135,650,563.53	9.66
61—65	153	134,797,798.98	9.59
66—70	296	233,210,068.05	16.60
71—75	263	203,795,936.58	14.51
76—80	655	443,302,009.87	31.55
81—85	3	1,438,700.00	0.10
86—90	15	8,670,359.00	0.62
Total	1,794	$1,404,955,943.58	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600—619	4	$4,150,626.00	0.30%
620—639	19	10,753,819.45	0.77
640—659	69	47,544,049.99	3.38
660—679	95	69,498,597.37	4.95
680—699	268	197,243,151.88	14.04
700—719	251	190,739,029.15	13.58
720—739	302	235,473,736.62	16.76
740—759	252	211,921,265.37	15.08
760—779	266	212,474,917.53	15.12
780—799	201	176,525,767.15	12.56
800 >=	67	48,630,983.07	3.46
Total	1,794	$1,404,955,943.58	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	170	$137,945,069.12	9.82%
Reduced	1,624	1,267,010,874.46	90.18
Total	1,794	$1,404,955,943.58	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	7	$5,134,749.99	0.37%
Owner Occupied	1,652	1,284,308,750.43	91.41
Second Home	135	115,512,443.16	8.22
Total	1,794	$1,404,955,943.58	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	38	$28,524,001.95	2.03%
Condo	174	130,728,876.77	9.30
Co-op	7	4,642,650.00	0.33
PUD	384	309,024,836.54	22.00
Single Family	1,191	932,035,578.32	66.34
Total	1,794	$1,404,955,943.58	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	357	$301,347,816.47	21.45%
Refi—Cash Out	769	576,083,789.28	41.00
Refi—No Cash Out	668	527,524,337.83	37.55
Total	1,794	$1,404,955,943.58	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,782	$1,391,217,534.25	99.02%
30	1	800,000.00	0.06
36	11	12,938,409.33	0.92
Total	1,794	$1,404,955,943.58	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$999,999.00	0.07%
AZ	31	21,740,969.31	1.55
CA	1,297	993,509,443.53	70.71
CO	23	16,656,534.16	1.19
CT	26	25,616,525.00	1.82
DC	1	550,000.00	0.04
DE	2	1,196,000.00	0.09
FL	61	45,327,693.32	3.23
GA	4	3,017,000.00	0.21
IA	1	903,920.00	0.06
ID	4	2,420,000.00	0.17
IL	68	57,659,185.00	4.10
IN	3	2,990,000.00	0.21
MA	28	24,310,050.64	1.73
MD	3	2,295,000.00	0.16
MI	3	1,548,000.00	0.11
MN	5	3,597,028.00	0.26
NC	4	3,458,000.00	0.25
NJ	29	22,327,435.59	1.59
NV	11	7,665,548.83	0.55
NY	58	54,646,762.78	3.89
OH	2	2,437,500.00	0.17
OR	11	7,001,220.00	0.50
PA	9	9,206,443.00	0.66
RI	1	875,000.00	0.06
SC	4	3,747,000.00	0.27
TX	9	8,805,727.76	0.63
UT	13	17,284,580.76	1.23
VA	13	10,237,500.00	0.73
WA	66	50,586,876.90	3.60
WI	3	2,339,000.00	0.17
Total	**1,794**	**$1,404,955,943.58**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	1,370	$1,097,987,219.41	78.15%
15.00 or less	9	10,383,250.00	0.74
15.01—20.00	9	8,989,173.45	0.64
20.01—25.00	22	18,431,626.14	1.31
25.01—30.00	48	37,016,072.31	2.63
30.01—35.00	84	59,211,637.95	4.21
35.01—40.00	95	64,644,086.62	4.60
40.01—45.00	83	56,081,901.72	3.99
45.01—50.00	43	30,876,956.88	2.20
50.01—55.00	22	14,734,099.98	1.05
55.01—60.00	5	3,802,500.00	0.27
60.01 >=	4	2,797,419.12	0.20
Total	**1,794**	**$1,404,955,943.58**	**100.00%**

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.61%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	1,663	$1,308,537,964.24	93.14%
60.00 or less	4	2,303,000.00	0.16
60.01—65.00	5	4,220,041.18	0.30
65.01—70.00	12	11,835,999.99	0.84
70.01—75.00	5	6,372,620.89	0.45
75.01—80.00	19	12,335,331.99	0.88
80.01—85.00	16	13,955,423.33	0.99
85.01—90.00	67	44,002,961.96	3.13
90.01—95.00	2	953,600.00	0.07
95.01—100.00	1	439,000.00	0.03
Total	1,794	$1,404,955,943.58	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 81.34%.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY1 5/1's
Mortgage Loans
Preliminary Collateral Information As of 01/01/07

			Minimum		Maximum	
TOTAL CURRENT BALANCE	$656,782,639					
TOTAL ORIGINAL BALANCE	$656,832,329					
NUMBER OF LOANS	829					
AVG CURRENT BALANCE	$792,259		$186,243		$3,000,000	
AVG ORIGINAL BALANCE	$792,319		$186,243		$3,000,000	
WAVG GROSS COUPON	6.24	%	3.88	%	7.98	%
WAVG GROSS MARGIN	2.26	%	1.95	%	3.70	%
WAVG MAX INT RATE	11.23	%	8.88	%	12.98	%
WAVG CURRENT LTV	68.13	%	14.65	%	90.00	%
WAVG FICO SCORE	729		604		815	
WAVG MONTHS TO ROLL	59	Month(s)	53	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	360	Month(s)	360	Month(s)	360	Month(s)
WAVG REMAINING TERM	359	Month(s)	353	Month(s)	360	Month(s)
WAVG SEASONING	1	Month(s)	0	Month(s)	7	Month(s)
NZ WAVG PREPAY TERM	35	Month(s)	30	Month(s)	36	Month(s)
TOP STATE CONC	CA(63.21%),NY(5.29%),IL(4.87%)					
MAXIMUM CA ZIPCODE	1.18%					
FIRST PAY DATE			July 1,2006		February 1,2007	
RATE CHANGE DATE			June 1,2011		January 1,2012	
MATURITY DATE			June 1,2036		January 1,2037	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5/1 I/O CMT	1	$186,243.00	0.03%
5/1 I/O LIBOR	812	645,163,514.88	98.23
5/1 LIBOR	16	11,432,880.79	1.74
Total	829	$656,782,638.67	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Year CMT	1	$186,243.00	0.03%
1 Yr LIBOR	828	656,596,395.67	99.97
Total	829	$656,782,638.67	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
100,001—200,000	1	$186,243.00	0.03%
400,001—500,000	172	79,750,827.27	12.14
500,001—600,000	218	119,343,717.16	18.17
600,001—700,000	127	82,602,713.64	12.58
700,001—800,000	63	47,567,529.23	7.24
800,001—900,000	42	36,210,699.98	5.51
900,001—1,000,000	76	74,384,072.36	11.33
1,000,001—1,100,000	11	11,698,550.00	1.78
1,100,001—1,200,000	13	14,995,305.99	2.28
1,200,001—1,300,000	17	21,366,499.99	3.25
1,300,001—1,400,000	5	6,936,000.00	1.06
1,400,001—1,500,000	25	37,048,199.99	5.64
1,500,001—1,600,000	3	4,634,750.00	0.71
1,600,001—1,700,000	8	13,354,999.30	2.03
1,700,001—1,800,000	6	10,525,000.00	1.60
1,800,001—1,900,000	3	5,573,750.00	0.85
1,900,001—2,000,000	10	19,677,850.00	3.00
2,000,001—2,100,000	5	10,336,080.76	1.57
2,100,001—2,200,000	4	8,605,000.00	1.31
2,200,001—2,300,000	3	6,672,500.00	1.02
2,300,001—2,400,000	3	7,085,850.00	1.08
2,400,001—2,500,000	6	14,844,000.00	2.26
2,500,001 >=	8	23,382,500.00	3.56
Total	829	$656,782,638.67	100.00%

WaMu Capital Corp.

A Washington Mutual, Inc. Company

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.751—4.000	1	$767,600.00	0.12%
4.001—4.250	1	589,300.00	0.09
4.251—4.500	1	641,040.00	0.10
4.501—4.750	1	632,000.00	0.10
4.751—5.000	3	2,990,000.00	0.46
5.001—5.250	2	2,700,000.00	0.41
5.251—5.500	8	9,167,400.00	1.40
5.501—5.750	57	51,578,669.49	7.85
5.751—6.000	154	121,411,450.42	18.49
6.001—6.250	200	181,710,137.30	27.67
6.251—6.500	206	150,096,284.28	22.85
6.501—6.750	112	81,021,871.87	12.34
6.751—7.000	51	32,348,849.99	4.93
7.001—7.250	14	10,025,000.00	1.53
7.251—7.500	12	7,909,409.32	1.20
7.501—7.750	4	2,258,626.00	0.34
7.751—8.000	2	935,000.00	0.14
Total	829	$656,782,638.67	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	100	$107,739,925.23	16.40%
2.001—2.250	432	352,167,830.07	53.62
2.251—2.500	159	106,341,194.39	16.19
2.501—2.750	94	64,122,312.98	9.76
2.751—3.000	28	16,776,750.00	2.55
3.001—3.250	13	7,834,626.00	1.19
3.251—3.500	1	865,000.00	0.13
3.501—3.750	2	935,000.00	0.14
Total	829	$656,782,638.67	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.751—9.000	1	$767,600.00	0.12%
9.001—9.250	1	589,300.00	0.09
9.251—9.500	1	641,040.00	0.10
9.501—9.750	1	632,000.00	0.10
9.751—10.000	3	2,990,000.00	0.46
10.001—10.250	2	2,700,000.00	0.41
10.251—10.500	9	9,353,643.00	1.42
10.501—10.750	57	51,578,669.49	7.85
10.751—11.000	154	121,411,450.42	18.49
11.001—11.250	200	181,710,137.30	27.67
11.251—11.500	205	149,910,041.28	22.82
11.501—11.750	112	81,021,871.87	12.34
11.751—12.000	51	32,348,849.99	4.93
12.001—12.250	14	10,025,000.00	1.53
12.251—12.500	12	7,909,409.32	1.20
12.501—12.750	4	2,258,626.00	0.34
12.751—13.000	2	935,000.00	0.14
Total	829	$656,782,638.67	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	829	$656,782,638.67	100.00%
Total	829	$656,782,638.67	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	829	$656,782,638.67	100.00%
Total	829	$656,782,638.67	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	231	$186,359,012.00	28.37%
1—6	597	470,237,383.67	71.60
7—12	1	186,243.00	0.03
Total	829	$656,782,638.67	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$879,000.00	0.13%
26—30	5	6,898,000.00	1.05
31—35	9	9,290,000.00	1.41
36—40	8	6,231,500.00	0.95
41—45	21	22,096,999.99	3.36
46—50	23	21,422,084.16	3.26
51—55	39	37,167,950.00	5.66
56—60	50	57,073,132.88	8.69
61—65	63	59,179,269.79	9.01
66—70	138	112,428,493.24	17.12
71—75	134	104,517,415.84	15.91
76—80	324	211,420,283.77	32.19
81—85	3	1,438,700.00	0.22
86—90	11	6,739,809.00	1.03
Total	829	$656,782,638.67	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$879,000.00	0.13%
26—30	5	6,898,000.00	1.05
31—35	9	9,290,000.00	1.41
36—40	8	6,231,500.00	0.95
41—45	21	22,096,999.99	3.36
46—50	23	21,422,084.16	3.26
51—55	39	37,167,950.00	5.66
56—60	50	57,073,132.88	8.69
61—65	62	58,182,076.67	8.86
66—70	139	113,425,686.36	17.27
71—75	134	104,517,415.84	15.91
76—80	324	211,420,283.77	32.19
81—85	3	1,438,700.00	0.22
86—90	11	6,739,809.00	1.03
Total	829	$656,782,638.67	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600—619	3	$2,150,626.00	0.33%
620—639	11	6,037,250.00	0.92
640—659	38	28,065,149.99	4.27
660—679	54	38,681,650.00	5.89
680—699	144	106,275,620.10	16.18
700—719	113	89,333,059.52	13.60
720—739	134	105,389,901.10	16.05
740—759	112	93,388,781.18	14.22
760—779	112	91,155,451.53	13.88
780—799	82	77,223,644.16	11.76
800 >=	26	19,081,505.09	2.91
Total	829	$656,782,638.67	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	81	$63,319,724.34	9.64%
Reduced	748	593,462,914.33	90.36
Total	829	$656,782,638.67	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	3	$3,020,749.99	0.46%
Owner Occupied	754	592,449,462.89	90.20
Second Home	72	61,312,425.79	9.34
Total	829	$656,782,638.67	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	19	$12,643,500.00	1.93%
Condo	96	76,136,194.79	11.59
Co-op	6	4,162,650.00	0.63
PUD	166	139,435,355.18	21.23
Single Family	542	424,404,938.70	64.62
Total	829	$656,782,638.67	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	157	$133,520,673.83	20.33%
Refi—Cash Out	358	268,593,744.58	40.90
Refi—No Cash Out	314	254,668,220.26	38.78
Total	829	$656,782,638.67	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	823	$650,533,229.34	99.05%
30	1	800,000.00	0.12
36	5	5,449,409.33	0.83
Total	829	$656,782,638.67	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	18	$10,518,527.31	1.60%
CA	548	415,139,469.10	63.21
CO	14	9,412,484.16	1.43
CT	16	15,574,026.00	2.37
DE	1	480,000.00	0.07
FL	37	28,603,229.32	4.36
GA	4	3,017,000.00	0.46
IA	1	903,920.00	0.14
ID	1	440,000.00	0.07
IL	38	32,010,863.99	4.87
IN	1	865,000.00	0.13
MA	16	14,970,850.64	2.28
MD	2	1,375,000.00	0.21
MI	2	964,000.00	0.15
MN	4	2,801,028.00	0.43
NC	2	2,475,000.00	0.38
NJ	22	15,502,685.59	2.36
NV	6	4,944,798.83	0.75
NY	38	34,718,412.78	5.29
OR	4	3,200,500.00	0.49
PA	2	3,372,943.00	0.51
RI	1	875,000.00	0.13
SC	3	3,147,000.00	0.48
TX	5	6,412,299.99	0.98
UT	12	16,137,580.76	2.46
VA	7	6,327,500.00	0.96
WA	22	21,129,519.20	3.22
WI	2	1,464,000.00	0.22
Total	**829**	**$656,782,638.67**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	594	$490,413,538.60	74.67%
15.00 or less	2	4,162,500.00	0.63
15.01—20.00	3	3,763,000.00	0.57
20.01—25.00	13	11,826,399.31	1.80
25.01—30.00	24	17,410,696.34	2.65
30.01—35.00	43	28,507,450.19	4.34
35.01—40.00	54	35,091,714.69	5.34
40.01—45.00	55	36,758,454.73	5.60
45.01—50.00	23	17,105,465.70	2.60
50.01—55.00	11	6,680,999.99	1.02
55.01—60.00	3	2,265,000.00	0.34
60.01 >=	4	2,797,419.12	0.43
Total	**829**	**$656,782,638.67**	**100.00%**

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 37.62%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	758	$601,672,374.26	91.61%
60.01—65.00	3	3,027,000.00	0.46
65.01—70.00	6	6,846,000.00	1.04
70.01—75.00	2	3,759,693.12	0.57
75.01—80.00	5	3,113,099.99	0.47
80.01—85.00	13	12,031,409.33	1.83
85.01—90.00	39	24,940,461.97	3.80
90.01—95.00	2	953,600.00	0.15
95.01—100.00	1	439,000.00	0.07
Total	829	$656,782,638.67	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 82.31%.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY1 7/1's
Mortgage Loans
Preliminary Collateral Information As of 01/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$748,173,305		
TOTAL ORIGINAL BALANCE	$748,278,744		
NUMBER OF LOANS	965		
AVG CURRENT BALANCE	$775,309	$400,000	$3,000,000
AVG ORIGINAL BALANCE	$775,418	$418,000	$3,000,000
WAVG GROSS COUPON	6.26 %	4.98 %	7.78 %
WAVG GROSS MARGIN	2.21 %	1.85 %	3.30 %
WAVG MAX INT RATE	11.26 %	9.98 %	12.78 %
WAVG CURRENT LTV	67.01 %	14.29 %	90.00 %
WAVG FICO SCORE	737	605	817
WAVG MONTHS TO ROLL	83 Month(s)	68 Month(s)	84 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	359 Month(s)	344 Month(s)	360 Month(s)
WAVG SEASONING	1 Month(s)	0 Month(s)	16 Month(s)
NZ WAVG PREPAY TERM	36 Month(s)	36 Month(s)	36 Month(s)
TOP STATE CONC	CA(77.30%),WA(3.94%),IL(3.43%)		
MAXIMUM CA ZIPCODE	2.01%		
FIRST PAY DATE		October 1,2005	February 1,2007
RATE CHANGE DATE		September 1,2012	January 1,2014
MATURITY DATE		September 1,2035	January 1,2037

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 I/O LIBOR	936	$725,163,136.96	96.92%
7/1 LIBOR	29	23,010,167.95	3.08
Total	965	$748,173,304.91	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	965	$748,173,304.91	100.00%
Total	965	$748,173,304.91	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300,001—400,000	1	$400,000.00	0.05%
400,001—500,000	227	106,560,926.18	14.24
500,001—600,000	215	118,778,237.31	15.88
600,001—700,000	151	98,556,396.63	13.17
700,001—800,000	89	66,888,309.62	8.94
800,001—900,000	68	57,886,981.98	7.74
900,001—1,000,000	76	73,877,049.96	9.87
1,000,001—1,100,000	16	17,139,700.00	2.29
1,100,001—1,200,000	17	19,366,400.00	2.59
1,200,001—1,300,000	13	16,341,418.69	2.18
1,300,001—1,400,000	14	19,037,750.00	2.54
1,400,001—1,500,000	19	27,955,999.00	3.74
1,500,001—1,600,000	8	12,523,000.00	1.67
1,600,001—1,700,000	2	3,285,000.00	0.44
1,700,001—1,800,000	5	8,779,629.00	1.17
1,800,001—1,900,000	6	11,137,999.99	1.49
1,900,001—2,000,000	11	21,803,416.67	2.91
2,000,001—2,100,000	4	8,185,500.00	1.09
2,100,001—2,200,000	1	2,121,000.00	0.28
2,200,001—2,300,000	2	4,542,000.00	0.61
2,300,001—2,400,000	3	7,162,399.34	0.96
2,400,001—2,500,000	7	17,293,688.00	2.31
2,500,001 >=	10	28,550,502.54	3.82
Total	965	$748,173,304.91	100.00%

WaMu Capital Corp.

A Washington Mutual, Inc. Company

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.751—5.000	2	$1,275,200.00	0.17%
5.001—5.250	3	1,435,255.00	0.19
5.251—5.500	8	5,692,122.00	0.76
5.501—5.750	35	27,988,117.97	3.74
5.751—6.000	139	129,688,735.22	17.33
6.001—6.250	317	252,605,802.30	33.76
6.251—6.500	284	210,100,241.04	28.08
6.501—6.750	112	75,679,017.10	10.12
6.751—7.000	51	35,858,414.28	4.79
7.001—7.250	8	4,407,900.00	0.59
7.251—7.500	5	3,022,500.00	0.40
7.751—8.000	1	420,000.00	0.06
Total	965	$748,173,304.91	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	188	$166,636,813.62	22.27%
2.001—2.250	521	403,292,316.74	53.90
2.251—2.500	160	114,823,506.10	15.35
2.501—2.750	72	49,269,018.45	6.59
2.751—3.000	14	8,612,650.00	1.15
3.001—3.250	8	4,151,500.00	0.55
3.251—3.500	2	1,387,500.00	0.19
Total	965	$748,173,304.91	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751—10.000	2	$1,275,200.00	0.17%
10.001—10.250	3	1,435,255.00	0.19
10.251—10.500	8	5,692,122.00	0.76
10.501—10.750	35	27,988,117.97	3.74
10.751—11.000	139	129,688,735.22	17.33
11.001—11.250	317	252,605,802.30	33.76
11.251—11.500	284	210,100,241.04	28.08
11.501—11.750	112	75,679,017.10	10.12
11.751—12.000	51	35,858,414.28	4.79
12.001—12.250	8	4,407,900.00	0.59
12.251—12.500	5	3,022,500.00	0.40
12.751—13.000	1	420,000.00	0.06
Total	965	$748,173,304.91	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	965	$748,173,304.91	100.00%
Total	965	$748,173,304.91	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	1	$612,105.97	0.08%
351—360	964	747,561,198.94	99.92
Total	965	$748,173,304.91	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	476	$366,531,999.00	48.99%
1—6	488	381,029,199.94	50.93
13 >=	1	612,105.97	0.08
Total	965	$748,173,304.91	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	3	$1,571,000.00	0.21%
21—25	2	918,000.00	0.12
26—30	3	3,897,000.00	0.52
31—35	13	11,204,000.00	1.50
36—40	13	11,140,625.00	1.49
41—45	29	22,442,569.44	3.00
46—50	46	33,658,930.50	4.50
51—55	58	55,272,848.48	7.39
56—60	86	78,577,430.65	10.50
61—65	92	77,015,722.31	10.29
66—70	156	119,384,381.69	15.96
71—75	129	99,278,520.74	13.27
76—80	331	231,881,726.10	30.99
86—90	4	1,930,550.00	0.26
Total	965	$748,173,304.91	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	3	$1,571,000.00	0.21%
21—25	2	918,000.00	0.12
26—30	3	3,897,000.00	0.52
31—35	13	11,204,000.00	1.50
36—40	13	11,140,625.00	1.49
41—45	29	22,442,569.44	3.00
46—50	46	33,658,930.50	4.50
51—55	58	55,272,848.48	7.39
56—60	86	78,577,430.65	10.50
61—65	91	76,615,722.31	10.24
66—70	157	119,784,381.69	16.01
71—75	129	99,278,520.74	13.27
76—80	331	231,881,726.10	30.99
86—90	4	1,930,550.00	0.26
Total	965	$748,173,304.91	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600—619	1	$2,000,000.00	0.27%
620—639	8	4,716,569.45	0.63
640—659	31	19,478,900.00	2.60
660—679	41	30,816,947.37	4.12
680—699	124	90,967,531.78	12.16
700—719	138	101,405,969.63	13.55
720—739	168	130,083,835.52	17.39
740—759	140	118,532,484.19	15.84
760—779	154	121,319,466.00	16.22
780—799	119	99,302,122.99	13.27
800 >=	41	29,549,477.98	3.95
Total	965	$748,173,304.91	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	89	$74,625,344.78	9.97%
Reduced	876	673,547,960.13	90.03
Total	965	$748,173,304.91	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	4	$2,114,000.00	0.28%
Owner Occupied	898	691,859,287.54	92.47
Second Home	63	54,200,017.37	7.24
Total	965	$748,173,304.91	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	19	$15,880,501.95	2.12%
Condo	78	54,592,681.98	7.30
Co-op	1	480,000.00	0.06
PUD	218	169,589,481.36	22.67
Single Family	649	507,630,639.62	67.85
Total	965	$748,173,304.91	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	200	$167,827,142.64	22.43%
Refi—Cash Out	411	307,490,044.70	41.10
Refi—No Cash Out	354	272,856,117.57	36.47
Total	965	$748,173,304.91	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	959	$740,684,304.91	99.00%
36	6	7,489,000.00	1.00
Total	965	$748,173,304.91	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$999,999.00	0.13%
AZ	13	11,222,442.00	1.50
CA	749	578,369,974.43	77.30
CO	9	7,244,050.00	0.97
CT	10	10,042,499.00	1.34
DC	1	550,000.00	0.07
DE	1	716,000.00	0.10
FL	24	16,724,464.00	2.24
ID	3	1,980,000.00	0.26
IL	30	25,648,321.01	3.43
IN	2	2,125,000.00	0.28
MA	12	9,339,200.00	1.25
MD	1	920,000.00	0.12
MI	1	584,000.00	0.08
MN	1	796,000.00	0.11
NC	2	983,000.00	0.13
NJ	7	6,824,750.00	0.91
NV	5	2,720,750.00	0.36
NY	20	19,928,350.00	2.66
OH	2	2,437,500.00	0.33
OR	7	3,800,720.00	0.51
PA	7	5,833,500.00	0.78
SC	1	600,000.00	0.08
TX	4	2,393,427.77	0.32
UT	1	1,147,000.00	0.15
VA	6	3,910,000.00	0.52
WA	44	29,457,357.70	3.94
WI	1	875,000.00	0.12
Total	965	$748,173,304.91	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	776	$607,573,680.81	81.21%
15.00 or less	7	6,220,750.00	0.83
15.01—20.00	6	5,226,173.45	0.70
20.01—25.00	9	6,605,226.83	0.88
25.01—30.00	24	19,605,375.97	2.62
30.01—35.00	41	30,704,187.76	4.10
35.01—40.00	41	29,552,371.93	3.95
40.01—45.00	28	19,323,446.99	2.58
45.01—50.00	20	13,771,491.18	1.84
50.01—55.00	11	8,053,099.99	1.08
55.01—60.00	2	1,537,500.00	0.21
Total	965	$748,173,304.91	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.42%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	905	$706,865,589.98	94.48%
60.00 or less	4	2,303,000.00	0.31
60.01—65.00	2	1,193,041.18	0.16
65.01—70.00	6	4,989,999.99	0.67
70.01—75.00	3	2,612,927.77	0.35
75.01—80.00	14	9,222,232.00	1.23
80.01—85.00	3	1,924,014.00	0.26
85.01—90.00	28	19,062,499.99	2.55
Total	965	$748,173,304.91	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 80.03%.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY1 10/1's
Mortgage Loans
Preliminary Collateral Information As of 01/01/07

TOTAL CURRENT BALANCE	$327,423,969					
TOTAL ORIGINAL BALANCE	$327,453,484					
NUMBER OF LOANS	416					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$787,077		$121,199		$2,990,000	
AVG ORIGINAL BALANCE	$787,148		$121,200		$2,990,000	
WAVG GROSS COUPON	6.15	%	4.98	%	7.93	%
WAVG GROSS MARGIN	2.17	%	2.00	%	3.05	%
WAVG MAX INT RATE	11.15	%	9.98	%	12.93	%
WAVG CURRENT LTV	64.46	%	14.12	%	90.00	%
WAVG FICO SCORE	739		626		818	
WAVG MONTHS TO ROLL	119	Month(s)	113	Month(s)	120	Month(s)
WAVG ORIGINAL TERM	360	Month(s)	360	Month(s)	360	Month(s)
WAVG REMAINING TERM	359	Month(s)	353	Month(s)	360	Month(s)
WAVG SEASONING	1	Month(s)	0	Month(s)	7	Month(s)
NZ WAVG PREPAY TERM	36	Month(s)	36	Month(s)	36	Month(s)
TOP STATE CONC	CA(73.74%),WA(4.96%),NY(4.70%)					
MAXIMUM CA ZIPCODE	2.46%					
FIRST PAY DATE			July 1,2006		February 1,2007	
RATE CHANGE DATE			June 1,2016		January 1,2017	
MATURITY DATE			June 1,2036		January 1,2037	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1 I/O LIBOR	400	$315,382,067.53	96.32%
10/1 LIBOR	16	12,041,901.49	3.68
Total	416	$327,423,969.02	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	416	$327,423,969.02	100.00%
Total	416	$327,423,969.02	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
100,001—200,000	1	$121,199.39	0.04%
400,001—500,000	83	39,084,798.85	11.94
500,001—600,000	97	53,751,129.48	16.42
600,001—700,000	62	40,615,699.99	12.40
700,001—800,000	34	25,540,700.00	7.80
800,001—900,000	30	25,666,858.00	7.84
900,001—1,000,000	39	38,119,090.90	11.64
1,000,001—1,100,000	11	11,906,300.00	3.64
1,100,001—1,200,000	10	11,723,750.00	3.58
1,200,001—1,300,000	9	11,437,600.00	3.49
1,300,001—1,400,000	12	16,255,683.48	4.96
1,400,001—1,500,000	6	8,821,500.00	2.69
1,500,001—1,600,000	1	1,580,000.00	0.48
1,600,001—1,700,000	4	6,666,000.00	2.04
1,700,001—1,800,000	4	7,125,000.00	2.18
1,800,001—1,900,000	3	5,495,000.00	1.68
1,900,001—2,000,000	1	1,912,500.00	0.58
2,000,001—2,100,000	2	4,160,458.93	1.27
2,100,001—2,200,000	1	2,200,000.00	0.67
2,200,001—2,300,000	1	2,206,600.00	0.67
2,300,001—2,400,000	1	2,325,000.00	0.71
2,400,001—2,500,000	2	4,950,000.00	1.51
2,500,001 >=	2	5,759,100.00	1.76
Total	416	$327,423,969.02	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.751—5.000	4	$2,758,950.00	0.84%
5.001—5.250	1	442,300.00	0.14
5.251—5.500	10	7,053,750.00	2.15
5.501—5.750	26	20,045,750.00	6.12
5.751—6.000	107	86,300,391.80	26.36
6.001—6.250	141	116,134,632.24	35.47
6.251—6.500	83	62,861,846.59	19.20
6.501—6.750	32	22,796,399.00	6.96
6.751—7.000	7	6,032,500.00	1.84
7.001—7.250	2	676,199.39	0.21
7.501—7.750	2	1,671,250.00	0.51
7.751—8.000	1	650,000.00	0.20
Total	**416**	**$327,423,969.02**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	113	$96,151,217.11	29.37%
2.001—2.250	226	182,669,338.26	55.79
2.251—2.500	56	35,481,663.65	10.84
2.501—2.750	16	9,684,500.00	2.96
2.751—3.000	4	2,766,000.00	0.84
3.001—3.250	1	671,250.00	0.21
Total	**416**	**$327,423,969.02**	**100.00%**

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751—10.000	4	$2,758,950.00	0.84%
10.001—10.250	1	442,300.00	0.14
10.251—10.500	10	7,053,750.00	2.15
10.501—10.750	26	20,045,750.00	6.12
10.751—11.000	106	85,305,391.80	26.05
11.001—11.250	141	116,134,632.24	35.47
11.251—11.500	83	62,861,846.59	19.20
11.501—11.750	33	22,917,598.39	7.00
11.751—12.000	8	7,027,500.00	2.15
12.001—12.250	1	555,000.00	0.17
12.501—12.750	2	1,671,250.00	0.51
12.751—13.000	1	650,000.00	0.20
Total	**416**	**$327,423,969.02**	**100.00%**

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	416	$327,423,969.02	100.00%
Total	**416**	**$327,423,969.02**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	416	$327,423,969.02	100.00%
Total	416	$327,423,969.02	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	145	$113,520,031.00	34.67%
1—6	270	213,782,738.63	65.29
7—12	1	121,199.39	0.04
Total	416	$327,423,969.02	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	3	$1,850,000.00	0.57%
21—25	4	2,470,440.19	0.75
26—30	2	1,809,000.00	0.55
31—35	8	6,378,000.00	1.95
36—40	8	6,828,600.00	2.09
41—45	17	14,513,500.00	4.43
46—50	23	18,374,000.00	5.61
51—55	29	28,616,700.00	8.74
56—60	43	38,774,726.92	11.84
61—65	38	31,145,583.15	9.51
66—70	57	46,936,349.07	14.34
71—75	64	52,309,451.44	15.98
76—80	115	74,768,918.25	22.84
81—85	1	435,000.00	0.13
86—90	4	2,213,700.00	0.68
Total	416	$327,423,969.02	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	3	$1,850,000.00	0.57%
21—25	4	2,470,440.19	0.75
26—30	2	1,809,000.00	0.55
31—35	8	6,378,000.00	1.95
36—40	8	6,828,600.00	2.09
41—45	17	14,513,500.00	4.43
46—50	23	18,374,000.00	5.61
51—55	29	28,616,700.00	8.74
56—60	43	38,774,726.92	11.84
61—65	38	31,145,583.15	9.51
66—70	57	46,936,349.07	14.34
71—75	64	52,309,451.44	15.98
76—80	115	74,768,918.25	22.84
81—85	1	435,000.00	0.13
86—90	4	2,213,700.00	0.68
Total	416	$327,423,969.02	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	3	$1,711,750.00	0.52%
640—659	7	6,402,000.00	1.96
660—679	11	9,370,500.00	2.86
680—699	63	49,564,872.45	15.14
700—719	40	31,144,752.76	9.51
720—739	89	61,739,317.99	18.86
740—759	68	58,039,037.87	17.73
760—779	60	50,483,996.93	15.42
780—799	50	42,341,193.12	12.93
800 >=	25	16,626,547.90	5.08
Total	416	$327,423,969.02	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	56	$47,348,781.93	14.46%
Reduced	360	280,075,187.09	85.54
Total	416	$327,423,969.02	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	3	$1,326,199.39	0.41%
Owner Occupied	378	296,743,944.67	90.63
Second Home	35	29,353,824.96	8.97
Total	416	$327,423,969.02	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	7	$5,066,100.00	1.55%
Condo	35	26,824,674.99	8.19
Co-op	3	2,064,800.00	0.63
PUD	83	66,701,071.32	20.37
Single Family	288	226,767,322.71	69.26
Total	**416**	**$327,423,969.02**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	114	$89,661,750.72	27.38%
Refi—Cash Out	171	133,278,668.18	40.71
Refi—No Cash Out	131	104,483,550.12	31.91
Total	**416**	**$327,423,969.02**	**100.00%**

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	415	$326,423,969.02	99.69%
36	1	1,000,000.00	0.31
Total	**416**	**$327,423,969.02**	**100.00%**

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	2	$1,914,500.00	0.58%
CA	305	241,432,496.94	73.74
CO	4	2,238,250.00	0.68
CT	14	13,394,264.69	4.09
DC	1	2,062,500.00	0.63
FL	5	3,203,000.00	0.98
GA	3	1,788,500.00	0.55
IL	5	3,768,800.00	1.15
MA	5	4,181,700.00	1.28
MD	1	600,000.00	0.18
MN	1	475,150.00	0.15
NC	1	121,199.39	0.04
NJ	8	6,657,500.00	2.03
NV	3	2,399,000.00	0.73
NY	21	15,400,450.00	4.70
OH	1	1,800,000.00	0.55
OR	3	1,690,000.00	0.52
RI	2	1,432,630.00	0.44
SC	1	500,000.00	0.15
VA	7	4,809,000.00	1.47
WA	22	16,235,028.00	4.96
WY	1	1,320,000.00	0.40
Total	**416**	**$327,423,969.02**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	335	$264,894,637.47	80.90%
15.00 or less	3	2,605,000.00	0.80
15.01—20.00	2	2,627,000.00	0.80
20.01—25.00	2	1,057,000.00	0.32
25.01—30.00	16	11,801,509.99	3.60
30.01—35.00	19	15,859,500.00	4.84
35.01—40.00	13	8,156,000.00	2.49
40.01—45.00	12	10,847,908.97	3.31
45.01—50.00	9	6,546,500.00	2.00
50.01—55.00	2	1,388,712.59	0.42
55.01—60.00	1	469,000.00	0.14
60.01 >=	2	1,171,200.00	0.36
Total	416	$327,423,969.02	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.42%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	391	$309,244,805.37	94.45%
60.00 or less	2	1,175,000.00	0.36
60.01—65.00	1	650,000.00	0.20
70.01—75.00	1	1,288,000.00	0.39
75.01—80.00	2	1,009,564.69	0.31
80.01—85.00	1	600,000.00	0.18
85.01—90.00	18	13,456,598.96	4.11
Total	416	$327,423,969.02	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 83.53%.